UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CIMA LABS INC.

File No. 000-24424 - CF#26568

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Cephalon, Inc., as the parent to CIMA LABS INC., submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information CIMA LABS INC. excluded from the Exhibits to a Form 10-K filed on March 27, 2001.

Based on representations by Cephalon, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.27   through March 26, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel